SEC 1815
(02/2001)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2002

RIMFIRE MINERALS CORPORATION

700-700 West Pender Street
Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

BC FORM 51-901F

Quarterly Report

Incorporated as part of Schedule A

ISSUER DETAILS:

Name of Issuer – Rimfire Minerals Corporation
Issuer Address – 700 – 700 West Pender Street, Vancouver, BC V6C 1G8
Issuer Telephone Number - (604) 669-6660
Issuer Website – www.rimfireminerals.com
Contact Person – David Caulfield
Contact Position – President
Contact Telephone Number – (604) 669-6660
Contact Email Address – davidc@rimfire.bc.ca
For Quarter Ended – April 30, 2002
Date of Report – June 20, 2002

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Name of Director David Caulfield
Sign(Typed) "David Caulfield"
Date Signed June 20, 2002

Name of Director Henry Awmack
Sign(Typed) "Henry Awmack"
Date Signed June 20, 2002

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Three months Ended April 30, 2002

Expressed in Canadian Dollars

(Unaudited – prepared by management)

RIMFIRE MINERALS CORPORATION

Consolidated Balance Sheet
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	April 30, 2002	April 30, 2001 (Restated)	Fiscal Year End January 31, 2002
ASSETS			
Current			
Cash	$733,977	$ 598,724	$ 374,568
Marketable securities (Note 3)	65,000	50,000	33,000
Accounts receivable	32,324	56,439	29,193
Prepaid expenses	--	547	--
	831,301	705,710	436,761
Capital Assets, net of accumulated depreciation ($17,398- Apr'02, $12,121- Apr'01, and $16,343-Jan)	16,243	17,834	17,298
Project Deposits (Note 4)	12,400	--	--
Mineral Properties (Note 5)	--	--	--
	$859,944	$ 723,544	$ 454,059
LIABILITIES			
Current			
Accounts payable and accruals	23,578	39,715	32,980
Payable to related party (Note 7)	19,523	20,318	20,275
	43,101	60,033	53,255
SHAREHOLDERS' EQUITY			
Share Capital (Note 6)	3,230,933	2,621,789	2,747,973
Deficit	(2,414,090)	(1,958,278)	(2,347,169)
	816,843	663,511	400,804
	$859,944	$ 723,544	$ 454,059

APPROVED BY THE BOARD

"David Caulfield" Director

"Henry Awmack" Director

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Loss & Deficit
Three months Ended April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	3 months ended April 30 2002	2001
Administration		
Revenue		
Interest	$ 189	$ 1,476
Expense		
Accounting and legal	1,707	3,652
Depreciation	1,055	1,235
Investor services	12,725	20,385
Management services	15,180	14,774
Office	5,991	9,137
Rent	8,444	10,317
Salaries and support services	16,186	15,207
Telephone and fax	649	517
Travel and entertainment	2,498	5,524
	64,435	80,748
Mineral Property Interests		
Revenue		
Property option proceeds	62,678	46,000
Expense		
Acquisition costs	45,862	28,609
Exploration expenditures	21,062	21,164
Exploration tax credit	(1,571)	(321)
	65,353	49,452
Net Loss	66,921	82,724
Deficit, Beginning of Period (Note 2)	2,347,169	1,875,554
Deficit, End of Period	$2,414,090	$1,958,278
Loss Per Share	$ 0.01	$ 0.01

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Cash Flows

Three Months Ended April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	3 months ended April 30 2002	3 months ended April 30 2001
Cash Flows used for Operating Activities		
Administration		
Cash paid to suppliers and employees	($74,342)	($45,992)
Repayment of advances from related party	(752)	6,112
Interest received	189	1,476
Mineral Property Interests		
Acquisition costs	(37,112)	(11,109)
Exploration costs	(21,062)	(21,164)
Property option proceeds	30,678	20,000
	(102,401)	**(50,677)**
Cash Flows used for Investing Activities		
Project deposits	(12,400)	--
Purchase of computer equipment	--	--
	(12,400)	**(-)**
Cash Flows From Financing Activities		
Issue of common shares for cash	523,050	275,000
Share issue costs	(48,840)	(29,417)
	474,210	**245,583**
Increase in Cash	359,409	194,906
Cash, Beginning of Period	374,568	403,818
Cash, End of Period	$ 733,977	$ 598,724
Supplemental Information on Non-Cash Transactions		
Mineral property acquisition costs	$ (8,750)	$ (17,500)
Shares issued for mineral property acquisitions	8,750	17,500
Marketable securities received	(32,000)	(26,000)
Mineral property option proceeds	32,000	26,000

RIMFIRE MINERALS CORPORATION

Consolidated Statement of Mineral Property Expenditures

Three Months Ended April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	Option Proceeds	Acquisition Costs	Exploration Costs	Exploration Tax Credit
Adam	$ --	$ 2,854	$ 2,729	$ (541)
Bill	--	15,000	2,536	(505)
Fer / Lin	--	--	--	--
RDN	--	--	837	(152)
Thorn	(47,000)	25,667	988	(181)
Tide	--	94	998	(192)
Alaska	(15,678)	2,247	76	--
Other	--	--	12,898	--
Total	$ (62,678)	$ 45,862	$ 21,062	$ (1,571)

Cumulative Net Mineral Property Costs since Inception

	January 31 2002	Current	April 30 2002
Adam	$ --	$ 5,042	$ 5,042
Bill	93,605	17,031	110,636
Fer / Lin	87,417	--	87,417
RDN	839,885	685	840,570
Thorn	328,558	(20,526)	308,032
Tide	32,002	900	32,902
Alaska	12,084	(13,355)	(1,271)
Other	-	12,898	12,898
Total	$1,393,551	$ 2,675	$1,396,226

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated financial statements, and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. The company's wholly-owned subsidiary company, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the United States of America.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiary, Rimfire Alaska, Ltd.

Marketable Securities

Marketable securities are recorded at cost and written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment	30%
Office equipment and furniture	20%

Mineral Property Interests

The company's mineral property interests are composed of mineral properties owned by the company and rights to ownership of mineral properties, which the company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The company's property ownership and rights to property ownership are described in Note 5.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral Property Interests (continued)

The company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred (Note 2) and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property.

The company retroactively adopted this method of accounting for its mineral properties as of January 31, 2002 (Note 2).

Share-based Compensation

No compensation expense is recognized when shares or options to purchase shares are issued to employees or directors. Where shares or options to purchase shares are issued to non-employees in return for goods or services, the fair value of those options issued are recognized as an expense in the period in which the goods or services are received or the period when the options become freely exercisable and amortized over the remaining period when goods or services are expected to be received. The consideration received on the exercise of share options is credited to share capital.

Income Taxes

The company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

1. SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as receivable as it incurs the related exploration expenditures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. RESTATEMENT

On January 31, 2002 the Company decided to adopt the method of accounting for its mineral property interests described in Note 1. The company had previously accounted for its mineral property interests whereby costs relative to the acquisition, exploration and development of these interests were capitalized by property. All sales and option proceeds received were first credited against the costs of the related property, with any excess credited to earnings. No gains or losses were recognized on the partial sale or dispositions of properties except in circumstances, which result in significant dispositions of reserves. Once commercial production had commenced, these net costs were to be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties were charged to earnings.

The Company restated its previously reported financial statements as follows:

	April 30 2001
Mineral property interests decreased by	$(1,263,109)
Deficit increased by	1,263,109
Net loss increased by	3,452

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

3. MARKETABLE SECURITIES

	2002	2001
Blackstone Ventures Inc. - 20,000 shares	$ 6,000	$ 6,000
First Au Strategies Corp. - 100,000 shares	32,000	--
Hyder Gold Inc. - 150,000 shares	18,000	18,000
Western Keltic Mines Inc. - 200,000 shares	52,000	52,000
	108,000	76,000
Less write-down to estimated market value	(43,000)	(26,000)
	$ 65,000	$ 50,000

The estimated market value of the marketable securities at April 30, 2002 was $66,400

4. PROJECT DEPOSIT

The project deposit represents a term deposit in favour of regulatory authorities held as a site restoration deposit. During the quarter, a reclamation bond in the amount of $12,400 was established for the RDN property to cover the costs associated with removing camp construction left in place by Newmont when they completed their program in 2001.

5. MINERAL PROPERTY INTERESTS

	2002	2001
Acquisition costs	$ 45,862	$ 28,609
Drafting	576	2,207
Materials and supplies	--	49
Maps and reproduction	1,630	2,302
Professional fees	16,169	13,579
Project management	2,205	2,090
Support costs	482	937
	21,062	21,164
Exploration tax credits	(1,571)	(321)
	19,491	20,843
Option Proceeds	(62,678)	(46,000)
Cumulative Net Expenditures, Beginning of Period	1,493,984	1,314,631
Cumulative Net Expenditures, End of Period	$ 1,496,659	$ 1,318,083

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS (continued)

The analysis of these expenditures by mineral property is reported in the Statements of Mineral Property Expenditures. The company's mineral property commitments are:

RDN Claims, British Columbia

On July 31, 1997, the company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The company may purchase one-half of the net smelter royalty for $666,666.

On June 1, 2001 the company granted Newmont Exploration of Canada Limited ("Newmont") an option to earn a 51% interest in the RDN claims. This option agreement was terminated on December 19, 2001 and the Company retains a 100% interest in the RDN Property, subject to a 1.34% NSR.

On April 23, 2002, the company signed a letter of agreement with Barrick Gold Corporation ("Barrick"), which provided that Barrick can earn a 75% interest in the property on completion of the following:

Incur exploration expenditures of

- not less than $300,000 during 2002
- not less than an aggregate of $1,500,000 on or before December 31, 2005

Cash payments of:

- $25,000 upon execution of the agreement (received subsequent to April 30)
- $25,000 on or before December 31,2002 and of each year thereafter until Barrick has earned the 75% interest

Upon vesting and prior to a positive decision to mine, Barrick shall continue to fund exploration at a minimum level of $500,000 per year or make payments to the Company of $50,000 per year. Until the positive decision to mine, the Company will not be obligated to contribute to the funding of the exploration of the property.

FER and LIN Claims, Yukon

Under an agreement with Boliden Limited ("Boliden") dated July 1, 1998, as amended October 28, 1999 and October 11, 2001 the company acquired an option to earn up to an 85% interest in the FER and LIN claims. The company has acquired a 51% interest in the claims and can elect to earn an additional 34% interest, for an aggregate 85% undivided interest, as follows:

- Incur cumulative exploration expenditures of $200,000 by December 31, 2003 to earn a 60% interest
- Incur cumulative exploration expenditures of $1,000,000 by December 31, 2005 to earn an 80% interest
- Incur cumulative exploration expenditures of $1,500,000 by December 31, 2006 to earn an 85% interest

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (continued)

FER and LIN Claims, Yukon (continued)

- Pay Boliden $50,000 in cash or the equivalent value in common shares of the company upon completion of the second option (or upon vesting of an 85% interest)

When the company earns an 85% interest, the company and Boliden will enter into a joint venture for the further development of the claims. If either party's interest subsequently decreases to below 7.5%, that party's interest will be automatically converted to a net smelter royalty return interest of 2%.

Thorn Property, British Columbia

On March 1, 2001 the company entered into an option agreement with Kohima Pacific Gold Corp. to acquire a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The company will earn its interest on completion of the following:

Cash payments of:

- $15,000 upon signing (paid)
- $15,000 on December 1, 2000 (paid)
- $10,000 on March 1, 2001 (paid)
- $15,000 on March 1, 2002 (paid)
- $25,000 on March 1, 2003
- $50,000 on March 1, 2004
- $100,000 on March 1, 2005

Exploration expenditures of $50,000 by March 1, 2002 (completed)

Share issues of:

- 50,000 common shares upon signing (issued)
- 50,000 common shares on March 1, 2001 (issued)
- 25,000 common shares on September 1, 2001 (issued)
- 25,000 common shares on March 1, 2002 (issued)
- 25,000 common shares on September 1, 2002
- 25,000 common shares on March 1, 2003

The company will issue an additional 200,000 shares upon commencement of commercial production from the property. The company can purchase 2% of the net smelter return for $3,000,000.

On March 1, 2002, the company signed an option agreement with First Au Strategies Corporation ("First Au"), which provides that First Au can earn a 51% interest in the property on completion of the following:

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS (continued)

Thorn Property, British Columbia (continued)

Incur expenditures of

- not less than $300,000 on or before the first anniversary
- not less than an aggregate of $700,00 on or before the second anniversary
- not less than an additional $500,000 on or before the third anniversary

Cash payments of:

- $15,000 upon regulatory approval of the agreement (received)
- $25,000 on or before the first anniversary
- $50,000 on or before the second anniversary
- $100,000 on or before the third anniversary

Issue to the Company

- 100,000 common shares of First Au upon regulatory approval (received)
- 50,000 common shares of First Au on or before the first anniversary
- 50,000 common shares of First Au on or before the second anniversary
- 50,000 common shares of First Au on or before the third anniversary

Upon exercising the option, First Au will be deemed to have earned a 51% undivided interest in the Property and the parties will enter into a formal joint venture agreement for further development of the property.

Bill Property, British Columbia

On May 17, 2001 the company entered into an option agreement with Lorne Warren and John Mirko to acquire a 100% interest in the BT claim (part of the Bill mineral property), subject to a 2.5% net smelter return. The company will earn its interest on completion of the following:

Cash payments of:

- $10,000 upon signing (paid)
- $15,000 on May 1, 2002 (paid)
- $25,000 on May 1, 2003
- $40,000 on May 1, 2004

Share issues of:

- 25,000 common shares upon signing (issued)
- 25,000 common shares on December 31, 2001 (issued)
- 50,000 common shares on December 31, 2002
- 50,000 common shares on December 31, 2003
- 50,000 common shares on December 31, 2004

The company will issue an additional 100,000 common shares upon commencement of commercial production from the property. The company can purchase 1.5% of the net smelter return for $2,000,000.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS (continued)

Tide Property, British Columbia

On July 10, 2001 the company purchased the Tide mineral property from Newmont Canada Limited for a total cash expenditure of $10, with an underlying agreement to give Newmont Canada Limited a 3 year right of first refusal to re-acquire the property if the company decides to assign, transfer for dispose of its interest to a third party and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

Adam Property, British Columbia

In early April, the Company acquired the Adam Property by staking 3 claims comprising 60 units. Clear title to the claims was established after April 30, 2002.

ER-Ogo-Fire claims, Alaska

The company, through Rimfire Alaska, Ltd., holds a 100% interest in the ER-Ogo-Fire claims. Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the Eagle property. Initially, Anglogold may earn a 50% interest in the property by:

Incur expenditures totaling $400,000 (US Dollars) as follows:

- no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
- an additional $50,000 on or before January 30, 2004
- an additional $75,000 on or before January 30, 2005, and
- the difference between all earn-in exploration expenses and the $400,000 total requirement.

Cash payments of not less than an aggregate $100,000 (US Dollars) as follows:

- $5,000 on or before January 30, 2002 (received)
- $5,000 on or before January 30, 2003
- $15,000 on or before January 30, 2004
- $25,000 on or before January 30, 2005; and
- $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

Eagle Claims, Alaska

Effective January 30, 2002, the Company has signed an exploration, development and mine operating agreement with Anglogold (U.S.A.) Exploration Inc. ("Anglogold") whereby Anglogold may earn up to a 70% interest in the Eagle property. Initially, Anglogold may earn a 50% interest in the property by:

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

5. MINERAL PROPERTY INTERESTS (continued)

Eagle Claims, Alaska (continued)

Incur expenditures totaling $400,000 (US Dollars) as follows:

- no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003
- an additional $50,000 on or before January 30, 2004
- an additional $75,000 on or before January 30, 2005, and
- the difference between all earn-in exploration expenses and the $400,000 total requirement.

Cash payments of not less than an aggregate $100,000 (US Dollars) as follows:

- $5,000 on or before January 30, 2002 (received)
- $5,000 on or before January 30, 2003
- $15,000 on or before January 30, 2004
- $25,000 on or before January 30, 2005; and
- $50,000 on or before January 30, 2006.

Anglogold may increase its interest in the property to 70% by incurring an additional US$500,000 in exploration expenditures.

California, Surf, Central Creek and Big Bend claims, Alaska

The company, through Rimfire Alaska Inc., holds a 30% joint venture interest in these properties, subject to an underlying 2% net smelter royalty on the Central Creek and Big Bend claims. The company has granted Western Keltic Mines Inc. a second option to increase its interest from 70% to 80% for the following consideration:

Issuing an additional 200,000 common shares as follows:

- 100,000 shares on or before January 31, 2002 (received)
- 100,000 shares on or before December 31, 2002

Incurring an additional $1,500,000 in exploration expenditures on or before December 31, 2003.

In addition, Western Keltic Mines Inc. will pay the company's portion of the first $2,000,000 of joint venture expenditures after earning its 80% interest in the properties.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

6. SHARE CAPITAL

Authorized
100,000,000 common shares without par value

Issued and fully paid	2002		2001	
	Number of Shares	Amount	Number of Shares	Amount
January 31	9,453,288	$2,747,973	7,936,288	$ 2,358,706
Issued for cash				
Common shares, net of share issue costs of $48,840 ('02), $29,417('01)	1,292,000	474,210	1,100,000	245,583
Issued for mineral properties	25,000	8,750	50,000	17,500
April 30	10,770,288	$ 3,230,933	9,086,288	$ 2,621,789

The following options and warrants to purchase shares were outstanding as at April 30, 2002:

Description	Number of Shares	Issue Price Per Share	Expiry Dates
Directors' options	600,000	$0.25	March 2, 2006
Officers' options	20,000	$0.35	February 22, 2007
Employee's options	125,000	$0.25	March 2, 2006
Share purchase warrants	933,333	$0.40	July 14, 2002
Share purchase warrants	433,000	$0.45	July 25, 2002
Share purchase warrants	1,100,000	$0.40	May 1, 2003
Share purchase warrants	150,000	$0.40	July 17, 2002
		$0.45	July 17, 2003
Share purchase warrants	1,100,000	$0.45	April 15, 2004

7. RELATED PARTY

The company's mineral property evaluation and exploration projects are managed by Equity Engineering Ltd., a company indirectly owned and operated by officers and significant shareholders of the company. Balances payable to Equity Engineering Ltd. for fees and reimbursement of costs incurred on behalf of the company have been separately disclosed as "Payable to Related Party". Fees charged to the company by Equity Engineering Ltd. are on the same basis as those charged by that company to unrelated third parties.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements
April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

8. FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Accounting principles under Canadian GAAP which differ in certain respects from United States generally accepted accounting principles ("U.S. GAAP") are:

(1) Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation". As permitted by the statement, the company has elected to continue measuring stock-based compensation costs for employees using the intrinsic value based method of accounting.

Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at grant date over the amount an employee or director must pay to acquire the stock. As the exercise prices of options granted by the company to employees and directors approximate market value at the grant date, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

Stock options granted to non-employees for services rendered to the company are required to be accounted for based on the fair value of the services provided or the consideration issued. As the company has not granted any stock options to non-employees during any of the periods presented, the company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

(2) Flow-through shares

The Financial Accounting Standards Board has also issued Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". This statement requires the proceeds from shares issued pursuant to a flow-through offering to be allocated between the offering of shares and the sale of tax benefits, such as the renunciation of exploration expenditures to shareholders. The sale of tax benefits is to be recorded as a deferred tax liability until the related asset is amortized or sold. Under Canadian GAAP, this difference is recorded as a cost of issuing the shares.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

April 30, 2002
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

9. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

(3) Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP.

(4) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

(i) **Shareholders' Equity**	**April 30 2002**	**April 30 2001**	**January 31 2002**
Shareholders' equity under Canadian GAAP	$ 816,843	$ 663,510	$400,804
Add (deduct)			
Deferred income tax liability	(62,425)	(54,925)	(62,425)
Shareholders' equity under U.S. GAAP	$ 754,418	$ 608,585	$ 338,379

(iii) **Net Loss**	**3 months ended April 30, 2002**	**3 months ended April 30, 2001**
Weighted average number of shares		
Under Canadian GAAP	9,667,805	7,982,355
Escrow shares	397,365	570,675
Under U.S. GAAP	9,270,440	7,411,680
Loss Per Share under U.S. GAAP	$ 0.01	$ 0.01

10. ENVIRONMENTAL

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration to be incurred for existing mineral property interests is uncertain.

BC FORM 51-901F

Quarterly Report

Incorporated as part of Schedules B & C

ISSUER DETAILS:

Name of Issuer – Rimfire Minerals Corporation
Issuer Address – 700 – 700 West Pender Street, Vancouver, BC V6C 1G8
Issuer Telephone Number - (604) 669-6660
Issuer Website – www.rimfireminerals.com
Contact Person – David Caulfield
Contact Position – President
Contact Telephone Number – (604) 669-6660
Contact Email Address – davidc@rimfire.bc.ca
For Quarter Ended – April 30, 2002
Date of Report – June 20, 2002

CERTIFICATE

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this quarterly will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedules A and Schedules B & C.

Name of Director David Caulfield
Sign (Typed) "David Caulfield"
Date Signed June 20, 2002

Name of Director Henry Awmack
Sign (Typed) "Henry Awmack"
Date Signed June 20, 2002

RIMFIRE MINERALS CORPORATION

Report to Shareholders
April 30, 2002
(Unaudited – prepared by management)

1. EXPLORATION EXPENSES

Exploration expenditures during the three months ended April 30, 2002:
(year to date figures also in Note 5 to Schedule A)

	2002
Acquisition costs	$ 45,862
Drafting	576
Maps and reproduction	1,630
Professional fees	16,169
Project management	2,205
Support costs	482
	21,062
Exploration tax credits	(1,571)
	19,491
Option Proceeds	(62,678)

GENERAL AND ADMINISTRATIVE EXPENSES

during the three months ended April 30, 2002:

Accounting and legal	1,707
Depreciation	1,055
Investor services	12,725
Management services	15,180
Office	5,991
Rent	8,444
Salaries and support services	16,186
Telephone and fax	649
Travel and entertainment	2,498
	64,435

3(a) Securities Issued During Three Months Ended April 30, 2002

Date	Type	Number	Price	Proceeds	Consideration
February 20, 2002	Common (Option Agreement)	25,000	$0.35	$ 8,750	Property
April 10, 2002	Common (Share Purchase Warrant Exercised)	40,000	$0.45	$18,000	Cash
April 15, 2002	Common (Private Placement)	1,100,000	$0.40	$440,000	Cash
April 29, 2002	Common (Share Purchase Warrant Exercised)	67,000	$0.40	$26,800	Cash
April 30, 2002	Common (Share Purchase Warrant Exercised)	85,000	$0.45	$38,250	Cash
	Total	**1,317,000**			

In addition, 173,310 shares were released from escrow on April 19, 2002 leaving a balance of 397,365 in escrow. Three directors (D. Caulfield, H. Awmack and M. Baknes) own equal numbers of the shares held in escrow.

3(b) Options granted during three months ended April 30, 2002

Date	Optionee	Number	Price	Expiry Date
February 22, 2002	Ian J. Talbot[1]	20,000	$0.35	February 22, 2007

[1] Grant of options is subject to ratification by shareholders at the Annual General Meeting to be held June 28, 2002

5 Directors

David Caulfield, President and Director
Henry Awmack, Director
Mark Baknes, Director
Jack Miller, Director
Gary Paulson, Director

RIMFIRE MINERALS CORPORATION

Report to Shareholders

Since January 31, the Company has been extremely busy securing joint venture partners for our projects in British Columbia and Alaska. In the past quarter, the Company has signed option/joint venture agreements with two of the world's largest gold mining companies, AngloGold and Barrick Gold. These signings supplement the letter of intent in January with First Au Strategies Corp. to explore the Thorn high grade gold-silver-copper prospect. A formal option agreement was signed with First Au effective March 1.

Rimfire has five properties in the relatively unexplored Goodpaster District of east central Alaska. In March, Rimfire signed separate option agreements with Anglogold (U.S.A.) Exploration Inc. to explore the ER-Ogo-Fire and Eagle properties. Under these agreements, AngloGold may acquire a 70% interest in each property by making exploration expenditures of US$900,000 on each and making staged cash payments of US$100,000. AngloGold intends to complete geochemical surveys and geological mapping to better define exploration targets.

On April 23, 2002, the Company signed a letter of agreement with Barrick Gold Corporation granting Barrick Gold the right to earn and maintain a 75% interest in the RDN property by funding all exploration until a production decision. Rimfire acquired the RDN property in 1997, identifying that the geological setting was similar to that hosting the Eskay Creek Mine located 40 km south of the RDN. Barrick Gold' s Eskay Creek Mine is one of Canada's highest-grade precious metal deposits where mining to date has extracted over 2 million ounces of gold and 90 million ounces of silver. Barrick Gold is making preparation for a drill program this summer on the RDN property.

Near the end of the quarter, a new project was acquired by staking in northwestern British Columbia. The Adam property, consisting of a 60 unit claim block, was staked as part of Rimfire's ongoing corporate strategy of acquiring quality early stage exploration projects. The geological setting, anomalous copper-gold values and alteration are indicative of a copper-gold porphyry environment.

During the quarter, the Company bolstered the treasury by announcing and closing a 1,100,000 unit private placement financing priced at $0.40. An institutional investor acquired the bulk of this placement that will be used to generate new projects, advance existing projects and for working capital purposes. After the end of the quarter, a flow-though private placement was announced to raise $102,000 by selling 170,000 units at $0.60. The proceeds of this placement will be used to fund exploration on the Adam property. With share prices rising on the TSX Venture Exchange, share purchase warrants have been exercised at prices varying from $0.40 to $0.45 for a total benefit to the treasury of $83,050. Additional warrants have been exercised subsequent to April 30, 2002.

On January 31, 2002, the Company decided to adopt a different method of accounting for its mineral property interests in order to comply with a Securities and Exchange Commission (SEC) request that the Company account for mineral property expenditures in accordance with US GAAP as part of 20F registration filing with the SEC. Under the revised method, all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property. The company had previously accounted for its mineral property interests whereby costs relative to the acquisition, exploration and development of these interests were capitalized by property. All sales and option proceeds received were first credited against the costs of the related property, with any excess credited to earnings. No gains or losses were recognized on the partial sale or dispositions of properties except in circumstances, which result in significant dispositions of reserves. The net costs related to abandoned properties were charged to earnings.

Financing year to date

Date of Financing	Funds Raised	Purpose	Expenditures
15 April 2002	440,000	Working capital, project generation	$ 48,477 (11%)

For more detail on Rimfire's activities, please check out our website at www.rimfireminerals.com or call Jason Weber, our manager of Corporate Communications, or myself at 604-669-6660.

On behalf of the Board of Directors:

"David A. Caulfield"

David A. Caulfield
President and CEO

June 20, 2002
Vancouver, B.C.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

Date June 21, 2002

By: ______________________
David A. Caulfield, President